UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 5 )*

                AMERICAN INDUSTRIAL PROPERTIES REIT INC.
         ---------------------------------------------------------
                            (Name of Issuer)

             Shares of Beneficial Interest, $0.10 par value
           --------------------------------------------------
                      (Title of Class of Securities)

                                02679110
                   ------------------------------------
                             (CUSIP Number)

    David Goldberg, 600 No. Brand Blvd., Ste. 300, Glendale, California
                  91203-1241, 818/244-8080, ext. 529
        -----------------------------------------------------------
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                           February 15, 1996
         (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     -----------------------
     CUSIP NO. 02679110           SCHEDULE 13D
     -----------------------

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         NAME OF REPORTING PERSON
    1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         PUBLIC STORAGE, INC.
         [95-3551121]
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         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                              (a) [_]
                                                                   (b) [_]
     ---------------------------------------------------------------------
         SEC USE ONLY
    3

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         SOURCE OF FUNDS*
    4
         WC

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         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                         [_]
    5

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         CITIZENSHIP OR PLACE OF ORGANIZATION
    6
         CALIFORNIA

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                             SOLE VOTING POWER
                        7
        NUMBER OF            500,800

         SHARES       ----------------------------------------------------
                             SHARED VOTING POWER
      BENEFICIALLY      8
                             N/A
        OWNED BY
                      ----------------------------------------------------
          EACH               SOLE DISPOSITIVE POWER
                        9
       REPORTING             500,800

         PERSON       ----------------------------------------------------
                             SHARED DISPOSITIVE POWER
          WITH         10
                             N/A

     ---------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
         500,800

     ---------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                       [_]
   12

      --------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
         5.5%

     ---------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
   14
         CO

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         The Statement on Schedule 13D dated November 14, 1995, as
   amended by Amendment No. 1 dated November 24, 1995, Amendment
   No. 2 dated January 17, 1996, Amendment No. 3 dated January 23,
   1996 and Amendment No. 4 dated February 9, 1996 (the "Schedule 13D") filed by Public Storage, Inc. ("PSI"), relating to the Shares of Beneficial Interest, $0.10 par value (the "Shares") of American Industrial Properties REIT Inc., a Texas real estate investment trust (the "Issuer"), is amended by this Amendment No. 5 as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

   Item 4.   Purpose of Transaction

         Item 4 of Amendment No. 4 to the Schedule 13D is amended to read as follows:

         Representatives of PSI have continued to have discussions with an owner of the Issuer's notes (the "Lender") concerning a possible purchase by PSI of the Issuer's notes (the "Notes"). Based on communications received from the Lender, PSI believes that there is a realistic possibility that PSI may acquire the Notes in the near future, and the parties are attempting to agree on the terms of a definitive agreement for such purchase. Any purchase of the Notes is subject to Issuer's approval.

         Representatives of PSI have continued to have discussions with representatives of the Issuer concerning possible corporate transactions of the type previously reported in the Schedule 13D, including a possible transfer of assets by PSI to the Issuer, an infusion of capital by PSI into the Issuer and/or a sale of the Notes to Issuer. There are no agreements, arrangement or understandings between PSI and Issuer as to any such transaction. However, as part of a confidentiality agreement between PSI and Issuer, PSI has agreed, among other things, until February 1997, without Issuer's consent, not to (i) acquire any additional voting securities of Issuer, (ii) effect any tender offer, business combination, restructuring or liquidation with respect to Issuer or (iii) solicit any proxies of Issuer's voting securities.


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated:  February 15, 1996             PUBLIC STORAGE, INC.


                                         By: /S/ RONALD L. HAVNER, JR.
                                             ------------------------
                                             Ronald L. Havner, Jr.
                                             Senior Vice President